ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED OCTOBER 6, 2017 AND

THE PROSPECTUS DATED MAY 4, 2015)

REGISTRATION NO. 333-203839

OCTOBER 17, 2017

AFLAC INCORPORATED

¥60,000,000,000 2.108% SUBORDINATED DEBENTURES DUE 2047

FINAL TERM SHEET

Dated October 17, 2017

Issuer:	Aflac Incorporated

Securities:	2.108% Subordinated Debentures due 2047

Ratings (Moody’s / S&P / R&I)*:	Baa1 (stable) / BBB (stable) / BBB+ (stable)

Security Type:	Subordinated Fixed Rate Debentures

Trade Date:	October 17, 2017

Settlement Date (T+4)**:	October 23, 2017

Denominations:	¥100,000,000 and integral multiples of ¥10,000,000 in excess thereof

Joint Book-Running Managers:	Mizuho International plc; Morgan Stanley & Co. International plc; SMBC Nikko Securities America, Inc.

Co-Managers:	Goldman Sachs & Co. LLC; J.P. Morgan Securities LLC; Wells Fargo Securities, LLC; Merrill Lynch International Academy Securities, Inc.; Drexel Hamilton, LLC

Principal Amount:	¥60,000,000,000

Underwriting Discount:	0.70%

Maturity Date:	October 23, 2047

Coupon:	2.108%

Reference Rate:	0.308% (equivalent to 10-year Swap Offered Rate on Bloomberg “GDCO 157 1,” rounded up to three decimal places)

Spread to Reference Rate:	+ 180 bps

Yield to Maturity:	2.108%

Interest Reset Date:	From and including October 23, 2027 to, but excluding, the maturity date or the date of earlier redemption, the rate of the interest of the debentures will be reset on each of October 23, 2027, October 23, 2032, October 23, 2037 and October 23, 2042 (each a “reset date”), to an annual interest rate equal to the then-current JPY 5-year Swap Offered Rate plus 205 basis points

JPY 5-year Swap Offered Rate:	(i) The offered rate for Japanese yen swaps with a term of five (5) years which appears on the Bloomberg Page GDCO 157 1 at 10:00 a.m. (Tokyo time) on the Interest Rate Determination Date, (ii) if the rate specified in (i) above does not appear or Bloomberg Page GDCO 157 1 is unavailable at 10:00 a.m. (Tokyo time) on the Interest Rate Determination Date, the ask rate for Japanese yen swaps with a term of five (5) years which appears on the “Quote Recap” page of Bloomberg Page JYSW5 TTFX Curncy QR at 10:00 a.m. (Tokyo time) on the Interest Rate Determination Date, or (iii) if neither the rates specified in (i) nor (ii) above appear or if neither Bloomberg Page GDCO 157 1 nor Bloomberg Page JYSW5 TTFX Curncy QR is available at 10:00 a.m. (Tokyo time) on the Interest Rate Determination Date, the ask rate for Japanese yen swaps with a term of five (5) years which appears on the “Quote Recap” page of Bloomberg Page JYSW5 TTFX Curncy QR immediately before 10:00 a.m. (Tokyo time) on the Interest Rate Determination Date; provided that such rate shall be the ask rate for Japanese yen swaps with a term of five (5) years on the Interest Rate Determination Date (Tokyo time).

Interest Rate Determination Date	In respect of each reset interest period, the day which is two (2) Business Days prior to the reset date immediately prior to the first day of such reset interest period.

Public Offering Price:	100% of principal amount

Proceeds, Before Expenses:	¥59,580,000,000

Interest Payment Dates:	Semi-annually in arrears on April 23 and October 23, commencing on April 23, 2018

Record Dates:	April 8 and October 8 of each year

Optional Redemption:

In whole or in part, on any interest payment date, on or after October 23, 2027, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption;

in whole, but not in part, at any time, within 90 days of the occurrence of a “tax event” (as defined in “Description of the Debentures—Optional redemption of the debentures”) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

in whole, but not in part, at any time, within 90 days of the occurrence of a “rating agency event” (as defined in “Description of the Debentures—Optional redemption of the debentures”) at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption.

Day Count:	30/360

Business Day Centers:	New York, London, Tokyo

Governing Law:	New York

CUSIP/ISIN/Common Code:	001055 AT9 / XS1702964351 / 170296435

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	We expect that delivery of the debentures will be made to investors on or about October 23, 2017, which is the fourth Tokyo business day following the date of this final term sheet (such settlement being referred to as “T+4”). Under the E.U. Central Securities Depositories Regulation, trades in the secondary market are required to settle in two London business days, unless the parties to any such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade debentures earlier than the second London business day, or the second New York business day, before October 23, 2017 will be required, by virtue of the fact that the debentures initially will settle T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Mizuho International plc toll-free at +44-20-7090-6321, Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or by email at prospectus@smbcnikko-si.com.

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